January 15, 2014

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549-4628

Re:	Dominion Diamond Corporation
Form 40-F for the Fiscal Year Ended January 31, 2013
Filed April 29, 2013
File No. 001-33838

Dear Ms. Jenkins:

As requested in your letter to Dominion Diamond Corporation (the “Company”) dated December 17, 2013, please find below a detailed response to your comments. We have incorporated each of your comments, followed by our response.

Form 40-F for the Fiscal Year Ended January 31, 2013

Exhibit 99.6 - 2013 Annual Report
Audited Financial Statements
Note 3: Significant Accounting Policies, page 31
(a) Basis of consolidation, page 31

Comment 1

We note your disclosures indicating that you hold an undivided 40% interest in the assets, liabilities and expenses of the Diavik Joint Venture and that you record your interest in the assets, liabilities, and expenses in your consolidated financial statements based on this percentage. We also understand that you adopted IFRS 11, Joint Arrangements, on February 1, 2013 and you believe that its adoption did not have a material impact on your financial statements. Please provide your analysis of how you are accounting for the arrangement under IFRS 11, specifying whether you consider the arrangement as a joint venture or joint operation as defined in the standard. Please ensure your analysis describes:

  How the joint venture is structured;

  Your rights and obligations and those of the other party to the joint venture;

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  How control is shared between DDDLP and DDMI; and

  How disputes are settled between DDDLP and DDMI.

If you are not accounting for the arrangement under IFRS 11, please specify the other standard under IFRS that you have applied.

Our response:

IFRS 11, Joint Arrangements, is to be applied to entities that are a party to a joint arrangement. Similar to International Accounting Standards (“IAS”) 31, Interest in Joint Ventures, a joint arrangement is an arrangement in which two or more parties have joint control, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. As a result of Diavik Diamond Mines (2012) Inc. (“DDMI”) having the ability to effect all decisions of the Management Committee of the Diavik Joint Venture (the “Joint Venture”) (as outlined below), the Company has concluded that, similar to its previous accounting under IAS 31, the Joint Venture falls outside the scope of IFRS 11 since the parties to it do not have joint control. Similarly, the Joint Venture falls outside the scope of IAS 28, Investment in Associates, due to the fact that the Joint Venture is not a separate entity as is required in order to be within the scope of IAS 28. As a result, the Company, supported by IFRS 11.23 by analogy, accounts for its 40% interest in the assets, liabilities and expenses in accordance with the various applicable IFRS standards.

The Company has an ownership interest in the Diavik group of mineral claims. The Joint Venture is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and DDDLP is a wholly owned subsidiary of Dominion Diamond Corporation.

Under the terms of the Diavik Joint Venture Agreement between DDMI and DDDLP, DDDLP has a 40% beneficial interest in the assets of the Diavik Diamond Mine, and is liable for its 40% share of the liabilities of the Diavik Diamond Mine. Each participant receives its share of the rough diamonds produced by the Diavik Diamond Mine and this production is sold independently by each participant and not by, or in the name of, the Diavik Mine or the Joint Venture. The expenses associated with running the Diavik Diamond Mine are transacted by DDMI on behalf of each participant and are billed to each participant monthly based on its proportionate participant interest. As well, each participant prepares its own tax returns. Financing of its proportionate share of costs is provided independently by the Company.

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Title to the assets of the Diavik Diamond Mine is held in the name of the operator (DDMI) in trust for the participants in proportion to their respective participating interests. The rights, duties, obligations and liabilities of the participants are several and not joint or collective. Each participant is responsible only for its obligations and liable only for its share of the costs and expenses. The participants’ respective ownership of, and rights to, the assets of the Diavik Diamond Mine are as tenants-in-common.

DDMI is the Manager of the Diavik Diamond Mine, and has overall responsibility to manage and carry out operations. Under the Diavik Joint Venture Agreement, DDDLP and DDMI have established a Management Committee to determine the overall policies, objectives, procedures, methods and actions under the Diavik Joint Venture Agreement. The Management Committee consists of one member appointed by each participant. Each participant, acting through its appointed member, has a vote equal to its participating interest. All decisions of the Management Committee are decided by a simple majority vote of the participating interests. In effect, therefore, DDMI has the ability to effect all decisions of the Management Committee.

The Diavik Joint Venture Agreement does not provide for a specific dispute resolution mechanism. As noted above, all decisions of the Management Committee are made by a simple majority vote of the participating interests, with DDMI holding in excess of a majority of these interests.

(g) Exploration, evaluation and development expenditures, page 32

Comment 2

We note your disclosure indicating that your capitalized exploration and evaluation (E&E) expenditures are recorded as a component of property, plant and equipment. Please quantify the amount of E&E expenditures that you have capitalized and expensed as of and for each of the periods presented to comply with paragraph 23 through 25 of IFRS 6. In addition, please confirm that you will expand your disclosure in future filings to specify these amounts to the extent they are material.

Our response:

The Company’s accounting policy on exploration expenditures is to expense unless the exploration activity relates to proven and probable reserves. For the twelve months ending January 31, 2013, the Company expensed $1.8 million (Capitalized $0 million during this period) in exploration expenditures. The Company confirms that it will expand its disclosure in future filings to specify these amounts to the extent that they are material.

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Closing Comments

We hereby confirm to you the Company’s acknowledgement of the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you. If you have any further questions, please contact me at (867) 669-6106.

Sincerely,
Dominion Diamond Corporation

/s/ Wendy Kei

Wendy Kei
Chief Financial Officer

cc:	Ms. Myra Moosariparambil

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